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                                                                    OMB APPROVAL
                                                                   OMB 3235-0145
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                           MEXCO ENERGY CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK $0.50 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   592770101
                   ----------------------------------------
                                (CUSIP Number)

      NICHOLAS C. TAYLOR, 1203 COUNTRY CLUB DRIVE, MIDLAND, TEXAS, 79701
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   06/01/97
                   ----------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of  7  Pages
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-----------------------                                  ---------------------
  CUSIP NO. 592770101                   13D                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SS # ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
        N/A                                                     (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
        P.F.

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States

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                          SOLE VOTING POWER
                     7
     NUMBER OF              1,112,770 shares (68.55% of issued and outstanding
                                              shares)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               1,112,770 shares (68.55% of issued and outstanding
                                              shares)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        1,112,770 shares (68.55% of issued and outstanding shares)

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [X]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13


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      TYPE OF REPORTING PERSON*
14
        IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.   SECURITY AND ISSUER
          -------------------

     This statement relates to the $0.50 par value common stock of MEXCO ENERGY CORPORATION (herein called the "Issuer"), a Colorado corporation maintaining its principal executive offices at 214 W. Texas Avenue, Suite 1101, Midland, Texas, 79701. The Issuer's principal executive offices were formerly at 906 Western United Life Building, Midland, Texas, 79701.

     The Issuer's corporate name was formerly MILLER OIL COMPANY. In April, 1980, the Shareholders of the issuer adopted a proposal to amend the Articles of Incorporation ("Articles") of the issuer to change the corporate name to that indicated above. Also, at that time, the Shareholders of the Issuer approved amendments to the Articles which resulted in a one-for-fifty reverse stock split of the Issuer's common stock ($0.50 par value). The corporate name change and reverse stock split became effective April 30, 1980, upon the filing of the Amendment to the Articles of Incorporation with the Colorado Secretary of State.

ITEM 2.   IDENTITY AND BACKGROUND
-------   -----------------------

     (a) - (c) Nicholas C. Taylor, whose business address is Suite 1101, 214 West Texas Avenue, Midland, Texas, 79701, initially acquired stock of the Issuer on April 18, 1983. His principal occupation is that of President of the Issuer and practicing Attorney at Law in private practice. Until June 3, 1993, Mr. Taylor was an employee and shareholder of the law firm of Stubbeman, McRae, Sealy, Laughlin & Browder, Inc. which served as counsel to the Issuer and continues to represent the Issuer. Mr. Taylor is one of three members of the Securities Board of the State of Texas.

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     (d)  Criminal Proceedings
          --------------------

     During the last five (5) years, Mr. Taylor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Civil Proceedings Involving Violations of Federal or State Securities
          ---------------------------------------------------------------------
          Laws
          ----

     During the last five (5) years, Mr. Taylor was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Taylor being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal and State Securities Laws or finding any violation with respect to such laws.

     (f)  Citizenship
          -----------

     Mr. Taylor is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-------   -------------------------------------------------

     On April 18, 1983, Mr. Taylor made his initial purchase of shares of the Issuer purchasing FIVE HUNDRED SEVENTY SEVEN THOUSAND FIVE HUNDRED FIFTY (577,550) shares of the Issuer's common stock for a purchase price of FOUR HUNDRED FIFTY THOUSAND DOLLARS ($450,000.00). Subsequently, Mr. Taylor acquired additional shares of the Issuer's common stock in open market transaction and in exchange for oil and gas properties. Also, in a separate transaction on January 1, 1993, Mr. Taylor and his spouse acquired an additional 21,000 shares of the Issuer's common stock in exchange for oil and gas properties. Mr. Taylor did not vote on any of the transactions involving the exchange of stock for oil and gas properties and the vote of the other directors of the Issuer was based on engineering or economic studies as to value of such properties. Mr. Taylor purchased 20,000 shares of the Issuer's common stock

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on May 23, 1997, from the Issuer pursuant to a private placement of the Issuer's common stock. Mr. Taylor paid ONE HUNDRED THOUSAND DOLLARS ($100,000.00) ($5.00 per share) for such stock from his personal funds. Mr. Taylor also acquired 30,000 shares of the Issuer's common stock for his minor daughter under the Uniform Gift to Minors Act for a consideration of ONE HUNDRED FIFTY THOUSAND DOLLARS ($150,000.00) paid from her personal funds. All 1,082,770 shares (excluding 30,000 shares held as custodian for the minor daughter) held by Mr. and Mrs. Taylor are held as community property. Mr. and Mrs. Taylor disclaim any beneficial ownership of 45,000 shares owned by each of their two adult children purchased for $5.00 per share on May 23, 1997, from the Issuer, also pursuant to the private placement.

ITEM 4.   PURPOSE OF TRANSACTION
-------   ----------------------

     All of these shares of common stock were acquired by Mr. Taylor and spouse for investment with the view to capital appreciation. Mr. Taylor has no present plans or proposals to acquire or dispose of any securities of the Issuer. Mr. Taylor has present plans and/or proposals which relate to or would result in certain events or actions described in Item 4 of Schedule 13D or which may be declared to be similar thereto. Subject to his resignation as a United States Ambassador, Ambassador Thomas Graham has been appointed to the Issuer's Board of Directors and Chairman of the Board effective July 1, 1997. Mr. Graham was previously a director of the Issuer but resigned from the Board of Directors of the Issuer in July, 1994, to become United States Ambassador. Further, Mr. Taylor plans to propose that the Issuer restate its Articles of Incorporation to increase the number of authorized shares of its common stock and to provide for authorization to issue preferred shares in classes on terms to be set by the Board of Directors of the Issuer from time to time. Mr. Taylor knows of no present plans to issue any

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preferred shares. Mr. Taylor also plans to propose an Employee Incentive Stock
Plan for consideration at the meeting of the shareholders and directors, each presently scheduled for September of 1997. Pursuant to this proposed plan, the Issuer could issue up to 350,000 shares of the Company's common stock ($.50 par value) for distribution under the Plan. The purpose of the Plan is to better enable to Issuer and it subsidiaries to attract, retain and reward key employees and strengthen the existing mutuality of interest between the key employees and the Issuer shareholders by offering such key employees stock options and/or restricted stock.

     Mr. Taylor will continue to review his investment in the shares of common stock and his alternatives with respect to the matters described above, and reserves the right to formulate additional plans or proposals with respect thereto, or to change his intentions with respect to any or all of the foregoing.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
-------   ------------------------------------

     (a) - (c) Mr. Taylor owns beneficially ONE MILLION EIGHTY TWO THOUSAND SEVEN HUNDRED SEVENTY (1,082,770) shares of common stock (excluding 30,000 held by him as custodian for his minor daughter, but includes 21,000 shares held in the name of his spouse), representing approximately 66.7% of the common stock of the Issuer. Mr. Taylor has the sole power to vote or dispose of the ONE MILLION FORTY TWO THOUSAND SEVEN HUNDRED SEVENTY (1,042,770) shares of common stock.
Mr. Taylor, as custodian for his minor daughter under the Uniform Gift to Minors Act, holds an additional THIRTY THOUSAND (30,000) shares of common stock, over which he has sole voting and dispositive power. Mrs. Taylor has the power to vote and dispose of 21,000 shares of the Issuer's stock held in her name, as well as the power to receive or reject receipt of any dividend. Except for the May 23, 1997,

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purchase of the common stock, Mr. Taylor has not engaged in any transactions involving the common stock during the past sixty days.

     (d) Right to Receive Dividends or Sales Proceeds
         --------------------------------------------

     No persons, other than Mr. and Mrs. Taylor, are known to have the right to receive, or the power to direct, the receipt of dividends or sale proceeds with respect to the securities for whose sale this statement is filed.

     (e) Termination of Beneficial Ownership
         -----------------------------------

     Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
-------   ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

     Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
-------   --------------------------------

     Not applicable.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 29, 1997.

                                        /s/ Nicholas C. Taylor
                                        --------------------------------------
                                        NICHOLAS C. TAYLOR



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